(Graphic Omitted)

                       (Chinese Characters Omitted)


                    CHINA PETROLEUM & Chemical Corporation

 (a joint stock limited company incorporated in the People's Republic of China)

        Announcement of Interim Results for the First Half of Year 2002

The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") warrants that there are no material omissions from, or misrepresentations or misleading statements contained in this interim announcement, and severally and jointly accepts full responsibility for the authenticity, accuracy and completeness of the information contained in this interim announcement. The interim report for the six-month period ended 30 June 2002 of Sinopec Corp. and its subsidiaries (the "Company") has been audited by KPMG Huazhen and KPMG in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS"), respectively, and both firms have issued the financial statements contained herein with unqualified opinion.

The purposes of the announcement of the interim results for the first half of year 2002 are to provide a summary of the position of the Company to the public. The entire report is contained in the website of the Shanghai stock exchange. Investors should read the interim report ("this report") in detail before making any investment decision

1.       COMPANY PROFILE

         Sinopec Corp. is the first company in China listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of the Company include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading chemical products. Sinopec Corp.'s basic information is as follows:


1.1      Legal name

         (Chinese Characters Omitted)

         Chinese abbreviation

         (Chinese Characters Omitted)

         English name
         China Petroleum & Chemical Corporation
         English abbreviation
         Sinopec Corp.


1.2      Legal representative
         Mr. Li Yizhong


1.3      Authorised representatives
         Mr. Wang Jiming, Mr. Zhang Honglin


1.4      Secretary to the board of directors
         Mr. Zhang Honglin
         Representative on securities matters
         Mr. Chen Ge

         Contact Address:                              6A Huixindong Street
                                                       Chaoyang District
                                                       Beijing, PRC

         Post Code:                                    100029

         Tel:                                          86-10-64990060

         Fax:                                          86-10-64990022

         Website:                                      http://www.sinopec.com

         Email:                                        ir@sinopec.com

1.5      Places of listing of shares, stock names and stock codes

         A Shares:                                    Shanghai Stock Exchange
                                                      Stock name: Sinopec Corp
                                                      Stock code: 600028

         H Shares:                                    Hong Kong Stock Exchange
                                                      Stock name: Sinopec Corp
                                                      Stock code: 0386

         ADS:                                         New York Stock Exchange
                                                      Stock name: SINOPEC CORP
                                                      Stock code: SNP
                                                      London Stock Exchange
                                                      Stock name: SINOPEC CORP
                                                      Stock code: SNP

2.       PRINCIPAL FINANCIAL DATA AND INDICATORS

2.1. Principal financial data and indicators of the Company for the first half of 2002 prepared under the PRC Accounting Rules and Regulations

                                                                            Six-month                     Six-month
                                                                         period ended                  period ended
                                                                         30 June 2002                  30 June 2001

                                                                         RMB millions                  RMB millions

         Net profit                                                             4,504                         8,511

         Net profit before non-operating                                        4,639                         9,615
         income/expenses*

         Return on net assets (%) (Fully diluted)                                3.18                          6.61

         Earnings per share (RMB Yuan) (Fully                                   0.052                         0.101
         diluted)

         Net cash flows from operating activities per                           0.250                         0.099
         share (RMB yuan)

         Return on net assets before non-operating                               3.28                          7.72
         income/expenses (%) (Weighted average)


                                                                      At 30 June 2002           At 31 December 2001

                                                                         RMB millions                  RMB millions

         Shareholders' funds (excluding minority                              141,809                       139,039
         interests)

         Net assets value per share (RMB Yuan)                                  1.636                         1.604
         (Fully diluted)

         Adjusted net assets value per share                                    1.614                         1.584
         (RMB Yuan)

         * Net profit before non-operating income/expenses reflects net profit for the reporting period of RMB 4.504 billion adjusted for non-operating income of RMB144 million and non-operating expenses of RMB 345 million, and an adjustment of RMB 66 million of taxation as a result of the above adjustments.


2.2 Principal financial data and indicators of the Company for the first half of 2002 prepared under International Financial Reporting Standards

                                                                           Six-month                      Six-month
                                                                        period ended                   period ended
                                                                        30 June 2002                   30 June 2001

                                                                        RMB millions                   RMB millions

         Operating profit                                                     10,707                         16,458

         Net profit                                                            5,433                          9,975

         Return on capital employed (%)                                         2.85                           4.48

         Earnings per share (RMB Yuan)                                         0.063                          0.119

         Net cash flows from operating activities per                          0.213                          0.078
         share (RMB Yuan)

                                                                     At 30 June 2002            At 31 December 2001

                                                                        RMB millions                   RMB millions

         Shareholders' funds (excluding minority                             145,572                        147,669
         interests)

         Net assets value per share (RMB Yuan)                                 1.679                          1.703

         Adjusted net assets value per share (RMB Yuan)                        1.657                          1.683


         Debt/Equity ratio* (%)                                                32.62                          31.21


         *  Debt/Equity ratio = Long-term loans/(Shareholders' funds + Long-term loans) X 100%


2.3 Differences between net income and shareholders' funds prepared under the PRC Accounting Rules and Regulations and International Financial Reporting Standards


2.3.1. Analysis of the major differences between the PRC Accounting Rules and Regulations and IFRS on net income:

                                                                                 Six-month                Six-month
                                                                              period ended             period ended
                                                                              30 June 2002             30 June 2001

                                                                              RMB millions             RMB millions

         Net income under the PRC Accounting Rules and                               4,504                    8,511
         Regulations

         Adjustments:

               Depreciation of oil and gas properties                                1,211                    1,855

               Capitalisation of general borrowing costs                                72                      235

               Acquisition of Sinopec National Star                                     58                       58

               Revaluation of land use rights                                            8                       --

               Effects of the above adjustments on                                   (420)                    (684)
               taxation

         Net income under IFRS                                                       5,433                    9,975


2.3.2 Analysis of the major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds:


                                                                                 At 30 June          At 31 December
                                                                                       2002                    2001

                                                                               RMB millions            RMB millions
         Shareholders' funds under the PRC
         Accounting Rules and Regulations                                           141,809                 139,039

         Adjustments:

               Depreciation of oil and gas properties                                 8,012                   6,801

               Capitalisation of general borrowing costs                                470                     398

               Acquisition of Sinopec National Star                                  (2,988)                 (3,046)

               Revaluation of land use rights                                          (832)                      --

               Reversal of impairment losses on long-lived assets                      (113)                   (113)

               Dividends                                                              1,734                   6,936

               Effects of the above adjustments on taxation                          (2,520)                 (2,346)

         Shareholders' funds under IFRS                                             145,572                 147,669


3.       CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

3.1 Changes in the share capital of Sinopec Corp. during the reporting period

                                                                                (Unit: 10,000 shares)



                                 Prior to                           Increase /                                     After
                                  changes                             Decrease                                   changes


                                           Placing     Bonus   Capitalization     IPO     Others    Sub-total
                                                                  of surplus
                                                                   reserves
1.   Shares not listed

     1     Promoter shares    4,774,256.1                                                                        4,774,256.1

           of which:
           State-owned
           shares             4,774,256.1                                                                        4,774,256.1

     2.    Public domestic         57,000                                      -57,000.0            -57,000.0              0
           shares not in
           circulation
           (Note)


     3.    Others             1,937,939.0                                                                        1,937,939.0

           Total number of    6,769,195.1                                      -57,000.0            -57,000.0    6,712,195.1
           shares not in
           circulation


2.   Shares listed and in
     circulation

     1     Publicly listed      223,000.0                                       57,000.0             57,000.0      280,000.0
           domestic shares
           ("A shares")

     2     Overseas listed    1,678,048.8                                                                        1,678,048.8
           foreign shares
           ("H shares")

           Total number of    1,901,048.8                                       57,000.0             57,000.0    1,958,048.8
           shares listed
           and in
           circulation


3.   Total number of shares   8,670,243.9                                                                        8,670,243.9

Note: The 570 million A shares held by domestic strategic investors with a lock-up period of eight months were tradeable on 8 April 2002 on the Shanghai Stock Exchange.



3.2      Shareholdings of principal shareholders

         As at 30 June 2002, there were a total of 527,583 domestic and overseas shareholders of Sinopec Corp., of whom 504,957 were domestic shareholders and 22,626 were H shareholders. The shareholdings of the 10 largest shareholders of Sinopec Corp. were as follows:

                                                                                Number of Shares      Percentage of
                                                                                    held (10,000              total
         Shareholder                          Type of Shares held                        Shares)      shareholdings

         China Petrochemical Group Company    State-owned Shares                     4,774,256.1             55.06%

         HKSCC (Nominees) Limited             H Shares                                 894,989.3             10.32%

         China Development Bank               State-owned Shares                       877,557.0             10.12%

         China Xinda Assets Management Corp.  State-owned Shares                       872,065.0             10.06%

         ExxonMobil Far East Holdings Ltd.    H Shares                                 316,852.9              3.65%

         Shell Eastern (PTE) Ltd.             H Shares                                 196,642.2              2.27%

         bp Oil Espana S.A.                   H Shares                                 182,922.9              2.11%

         China Orient Asset Management Corp.  State-owned Shares                       129,641.0              1.50%

         Guo Tai Jun An Corp.*                State-owned Shares                        58,676.0              0.68%

         TOPGOAL Company                      H Shares                                  33,906.5              0.39%

         *    Transferred from China Huarong Asset Management Corp. in April 2002.


         Among the top ten major shareholders of Sinopec Corp., Sinopec Corp. is not aware of any connection between themselves. Of the corporate shareholders (excluding HKSCC (Nominees) Limited) holding over 5% or above of the shares in Sinopec Corp., there were no changes in their shareholdings, pledges over or lock-ups of the shares held by them in the reporting year.

         Other than the aforesaid, as at 30 June 2002, Sinopec Corp. was not aware of any interests discloseable pursuant to section 16(1) of the Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong.


4.       Business Review and Prospects

4.1      Business Review

         In the first half of 2002, the PRC economy has continued to maintain rapid growth, with a GDP growth rate of 7.8%. In turn, this led to a stable growth in domestic demand for refined oil and petrochemical products. According to the Company's statistics, the apparent consumption of refined oil products (including gasoline, diesel and kerosene) in China during the first half of this year increased by 2.72% and the apparent consumption of petrochemical products (in terms of ethylene) increased by 14.5% over the same period last year. The Company believes that this is highly conducive to creating a positive market for the Company's business development. However, influenced by the depressed global oil and petrochemical industries, the average prices of crude oil and refined oil products in the first half of 2002 decreased over the same period of last year, and the recovery of the prices of petrochemical products was slow. Moreover, being the first year of China's entry into the World Trade Organization ("WTO"), the implementation of reduction of tariffs and market accession has further affected the prices of refined oil products and petrochemical products in the PRC, which in turn directly affected the Company's profit margin.

         Looking back over the first half of 2002, still affected by the adverse market conditions of the previous year, the Company faced serious challenging market conditions during the first quarter of this year. In January and February of this year, domestic prices of crude oil, refined oil products and petrochemical products slipped to a low point; refining margins decreased; prices for refined oil products, especially for wholesale, were far below target prices. All these factors led to a drastic slip in performance of the Company during January and February of 2002. There has been an obvious recovery of the prices of crude oil and refined oil products since March, coupled with a recuperative rebound in prices for petrochemical products, leading to improved market conditions and business operations of the Company. By seizing market opportunities and focusing on market trends, the Company had obtained fairly good operating results in the second quarter of this year having riden through the tough market conditions in the first quarter.

         Based on IFRS, the turnover and other operating revenues of the Company for the first half of 2002 was RMB146.197 billion, representing a decrease of 11.8% over the same period last year; and profit attributable to shareholders was RMB5.433 billion (profit attributable to shareholders for the first and second quarter were RMB0.542 billion and RMB4.891 billion, respectively), representing a decrease of RMB4.542 billion over the same period last year. Based on the number of shares of the Company in issue at the end of the reporting period, the earnings per share was RMB0.063.

         In the first half of 2002, based on the PRC Accounting Rules and Regulations, income from principal operations of the Company was RMB140.628 billion, representing a decrease of 12.3% over the same period of last year. Net profit was RMB4.504 billion (net profit for the first and second quarter was RMB0.102 billion and RMB4.402 billion, respectively), representing a decrease of RMB4.007 billion over the same period of last year. Based on the number of shares in issue at the end of the reporting period, earnings per share was RMB0.052.

         The Board of Directors has decided a distribution of an interim dividend for the first half of 2002 of RMB 0.02 per share, which is equivalent to RMB 2 per ADS.

4.1.1    Production & Operation

(1)      Exploration and Production Segment

         The international crude oil price in January and February of 2002 was relatively low, but it began to increase from March. However, the average crude oil price for the first half of 2002 was still much lower when compared to that in the same period last year. The Platt's Singapore average spot quote for Brent in the first half of the year was US$23.44 per barrel, representing of a decrease of 12.4% over the same period last year. Domestic pricing for crude oil basically followed the price of crude oil in the international market. The average crude oil price realized by the Company during the first half of the year was US$19.96 per barrel, representing a decrease of 17.9% over the same period last year.


                                  [GRAPHIC OMITTED]


                         Trend of International Crude Price


         Following a strategy of "expanding resources", and adhering to the unified principle of "reserves, production and profit", the Company attained good results in its exploration, development and production of crude oil and natural gas during the first half of 2002.

         Exploration: Through its exploration activities, the Company has made significant oil and gas discoveries in the western regions of China:
         Junggar Basin, Tarim Basin and surrounding areas of Tahe oil field, north of the Ordos Basin and west of the Sichuan Basin. The new discoveries in these regions may become an important resource of oil and gas. Further, the Company made rapid progress in its exploration activities in the surrounding areas of Shengli oil field, Zhongyuan oil field and Henan oil field in eastern China. The Company actively pursued Sino-foreign co-operations for the exploration of oil and gas resources at the same time, and have entered into an agreement with Petrochina Company Limited ("Petrochina") in relation to the West-East Gas Pipeline Project. There is also progress to the Company's co-operation with CNOOC Limited and other foreign companies in the exploration for oil and gas in the East China Sea. In the first half of 2002, the Company's newly added probable oil reserves amounted to approximately 120 million tonnes and newly added probable gas reserves of approximately 35.6 billion cubic metres.

         Development: Adhering to the principle of "giving priority to profitability, and prioritizing projects according to their feasibility", the Company selected technically feasible oil and gas reserves, optimised development plans and constructed facilities with high production capacity. In the first half of 2002, the newly added production capacity of oil and gas of the Company amounted to 3.05 million tonnes and 350 million cubic metres respectively.

         Production: The Company actively improved the management of its existing oil fields. Relying on technological advancements, increasing the efficiency of production and maintaining a stable production at its existing oil fields, the Company was able to put the new reserves into production in a timely manner. In the first half of 2002, the Company produced 132.43 million barrels of crude oil, representing an increase of 0.53% over the same period last year; and produced 87.8 billion cubic feet of natural gas, representing an increase of 23.5% over the same period last year.

          Operating Summary of the Exploration and Production Segment

                                                                                                             Change
                                             First Half 2002           First Half 2001                          (%)

                                                                     (including
                                          (including Sinopec   Sinopec National        (excluding
                                              National Star)              Star)    National Star)

Crude oil production (mmbbls)                         132.43             131.73            123.23              0.53

Natural gas production (bcf)                            87.8               71.1              44.4              23.5

Newly added proven crude oil reserves                  178.5              167.9             142.6               6.3
(mmbbls)

Newly added proven natural gas                         211.3                296                92             -28.6
reserves (bcf)

Proven crude oil reserves at the end                   3,262              3,215             2,972              1.46
of the reporting period (mmbbls)

Proven natural gas reserves at the end                 3,683              3,773             1,047             -2.39
of the reporting period (bcf)


Note: The conversion rate of crude oil is 1 tonne = 7.1 barrels, and the conversion rate of natural gas is 1 cubic metre = 35.31 cubic feet


(2)      Refining Segment

         In the first half of 2002, affected by the international refined oil products market, the refining margins in China in January and February in spite of the relative low price at the end of last year, decreased to US$2.12 per barrel, and the decrease seriously affected the business results of the Company in the refining segment. The prices of refined oil products increased gradually during March, April and May while the prices of refined oil products in June remained at the same level as that in May. Although a remarkable increase was registered in crude oil prices during the same period, the refining margin was maintained at a fairly high level. The refining margin of the Company for the first half of 2002 was US$3.48 per barrel, representing a decrease of 4.9% over the same period last year.

         Based on the market conditions in the first half of 2002, the Company set the throughput of crude oil at an appropriate level, optimized on the allocation of crude oil resources, endeavored to reduce the costs for crude oil, and ensured that different types of crude oil are more adaptable to the varying processing characteristics of different refineries. In addition, the refining segment of the Company actively developed the markets for lubricants, LPG, petroleum coke and asphalt products. The Company promoted the business of processing externally sourced refining feedstock, increased the export of refined oil products and endeavored to raise the utilization rate. Based on market conditions, the Company actively adjusted its product mix, and increased the production of petrochemical light oil, kerosene and diesel which were in shortage in the domestic market, while reducing the excess supply of gasoline in the domestic market. In the first half of 2002, the production volume of petrochemical light oil, kerosene and diesel increased by 14.41%, 2.65% and 1.18% respectively over the same period last year. While continuing to reduce production costs, the Company improved on all major technological and economic indicators in the refining segment. Light product yield reached 73.11%, representing an increase of 2.53 percentage points over the same period last year. Composite commercial yield reached 92.28%, representing an increase of 0.58 percentage points over the same period last year. The Company made significant progress in the reorganization of its lubricant oil business by establishing a Sinopec lubricant branch company which applied professional management. Relying on scientific and technological advancements and the improvement of product quality, the new quality standards for diesel set by the State were met by the Company.

                              Operating Summary of the Refining Segment

                                                    First Half 2002         First Half 2001                  Change
                                                                                                                (%)

Crude processing volume (mbbls/day)                           2,070                   2,109                    -1.9

      Of which: Sour crude processing                         378.6                   396.7                   -4.56
volume (mbbls/day)

Refinery utilization (%)                                       79.4                    80.4     -1 percentage point

Gasoline, diesel and kerosene production                      30.34                   30.53                   -0.62
(million tonnes)

      Of which:   gasoline (million tonnes)                   9.248                   9.721                   -4.87

                  diesel (million tonnes)                    18.769                   18.55                    1.18

                  kerosene (million tonnes)                    2.32                    2.26                    2.65

Petrochemical light oil (million tonnes)                       7.62                    6.66                   14.41

Light product yield (%)                                       73.11                   70.58  2.53 percentage points

Composite commercial yield (%)                                92.28                   91.70  0.58 percentage points

Notes:   Crude oil processing volume is converted at 1 tonne = 7.35 barrels



(3)      Marketing and Distribution Segment

         In the first half of 2002, the domestic demands for refined oil products continued to grow. However, there was an oversupply of refined oil products in the Company's principal market during the first half of 2002, subjecting the Company to fierce market competition. In particular, prices for refined oil products, especially for wholesale, were far below target prices during January and February. From the later half of February, the Company actively cooperated with the PRC government in its effects in regulating the refined oil products market, and strengthened its co-ordination with other domestic suppliers of refined oil products in China. The Company controlled the throughput of refineries and the distribution of refined oil products in the market. In addition, the Company optimized on the deployment of refined oil products resources and actively developed markets, helping it to significantly improve its performance in the marketing and distribution segment after March.

         The Company focused on increasing its sales volume of refined oil products, especially in retail sales volume and direct distribution during the first half of 2002. This has led to the improvement in the product mix in sales volume. The retail sales and direct distribution volume taken as a percentage of the Company's total domestic sales volume of refined oil products has increased from 58.5% in the same period of last year to 67.6%. The Company's retail market share in the principal market has increased from 63% for the first half of last year to 67% in the reporting period. During the first half of 2002, the Company has revamped 216 existing petrol stations and added 194 petrol stations. The Company also improved and developed its retail sales network, and terminated franchise contracts with certain petrol stations which failed to meet the requirements of the Company.

          Operating Summary of the Marketing and Distribution Segment


                                                  First Half 2002      First Half 2001                       Change
                                                                                                                (%)

Total domestic sales of refined oil                        34,070               33,670                         1.19
products (thousand tonnes)

      Of which:   Retail sales of refined                  16,860               14,230                        18.48
                  oil products (thousand
                  tonnes)

                  Wholesale of refined oil                 11,030               13,960                       -20.99
                  products (thousand
                  tonnes)

                  Direct distribution                       6,180                5,480                        12.77
                  volume of refined oil
                  products (thousand
                  tonnes)

Average amount throughput per petrol                        1,506                1,394                         8.03
station (tonne/station)

Percentage of retail volume to total sales                   49.5                 42.3        7.2 percentage points
volume (%)

Total number of petrol stations                            27,489               27,749                        -0.94

      Of which:   number of self-operated                  24,256               23,565                         2.93
                  petrol stations

                  number of franchised                      3,233                4,184                       -22.73
                  petrol stations

(4)      Chemical Segment

         Benefiting from the continued growth of the PRC economy, domestic consumption of chemical products has maintained strong growth in the first half of 2002. The apparent domestic consumption of synthetic resin, synthetic rubber, synthetic fiber and monomers/polymers for synthetic fiber was 12.1 million tonnes, 0.69 million tonnes, 4.99 million tonnes, and 9.26 million tonnes respectively, representing increases of 12.4%, 13.1%, 19.4% and 19.3% respectively compared with the first half of last year. The chemical market in China is a market with enormous potential growth. As the largest producer of chemical products in China, Sinopec Corp is well placed for further market expansion.

         Affected by the low prices of chemical products in the international market, domestic prices of chemical products remained relatively low in the first half of 2002. The international crude oil price started to increase at the end of February, leading to the increase of prices of ethylene, propylene and other major chemical products. At the same time, the downstream petrochemical processing industries entered into a busy season, leading to increasing demands, resulting in a marked increase of prices of petrochemical products in the PRC. The prices of petrochemical products continued to increase during March and April. However, the recovery of the prices of certain chemical products slowed down and experienced downturn during May and June. The average prices of synthetic resin, synthetic rubber, synthetic fiber and monomers/polymers for synthetic fiber for the first half of 2002 decreased by 15.2%, 5.5%, 12.8% and 11.6% respectively against the same period of last year.


                                 [GRAPHIC OMITTED]


                   Trend of Prices of Petrochemical Products in China


In the first half of 2002, the Company further optimized the allocation of resources and has lifted its self-sufficiency rate of petrochemical light oil and the yield of ethylene. The majority of the Company's chemical production facilities were running at full-load except for those at planned revamping. The production of all major chemical products have increased considerably. The production volumes for synthetic resin, synthetic fiber and synthetic rubber have increased by 9.55%, 15.23% and 7.92% respectively over the same period last year. There were new developments in the adjustment of product mix, with increase in sales in the proportion of high value added products. The Company's production of performance compound for synthetic resin for the first half of the year was 869.7 thousand tonnes, up 27.71% over the same period last year, 53.54% of which were attributable to performance compound resins. The Company's production of differential fiber was 191.2 thousand tonnes, up 17.73% over the same period last year, of which 33.65% was attributable to differential fiber. The Company actively promoted market expansion, increasing the sales to production ratio, enabling the sales to production ratio for the Company's key petrochemical products to reach 99.6%, and the direct sales ratio accounting for 58%. In addition, the Company continued to actively promote the e-commerce of its chemical products. The sales of chemicals through e-commerce reached RMB 8.21 billion, representing an increase of 10.9% over the same period last year. The Company believes this will help to consolidate its market share and increase the percentage of its direct sales.

                                    Production of Major Chemicals


                                                                 2002                   2001
                                                           First Half             First Half                 Change

                                                    (thousand tonnes)      (thousand tonnes)                    (%)

Ethylene                                                        1,245                  1,146                   8.64

Synthetic resin                                                 1,838                1,677.7                   9.55

      Of which: Performance                                     869.7                    681                  27.71
      compound resins

Synthetic fiber                                                 568.2                  493.1                  15.23

      Of which: differential fiber                              191.2                  162.4                  17.73

Monomer and polymers for synthetic fiber                      1,895.3                1,843.5                   2.81

Synthetic rubber                                                216.6                  200.7                   7.92

Urea                                                          1,551.1                1,176.4                  31.85


4.1.2    Cost-saving

         In the first half of 2002, the Company has made serious efforts in carrying out its cost saving plan. On the basis of the reduction of major purchasing costs as of crude oil and others, attention was drawn to decreasing material consumption and energy consumption and optimizing allocation of resources and logistics. As such, the result in reducing costs was remarkable and the Company has effectively saved costs by RMB 1.259 billion in the first half of 2002, accounting for 50.36% of the RMB 2.5 billion cost saving target for the full year. Of which, RMB 287 million was saved by the exploration and production segment, RMB 399 million by the refining segment, RMB 331 million by the marketing and distribution segment, and RMB 242 million by the chemical segment.

4.1.3    Capital expenditure

         In accordance with the Company's investment policy of controlling total volume, centralizing decision making process, adjusting structure, optimizing projects and increasing the return ", actual capital expenditures of the Company during the first half of 2002 were RMB 19.911 billion, accounting for 57.71% of the planned capital expenditure of RMB 34.5 billion for the whole year. A number of major projects proceeded smoothly. From a divisional analysis of the investments, the exploration and production segment, the refining segment, the marketing and distribution segment and the chemical segment utilized 47.7%, 13.4%, 17.5% and 20.2% respectively of the total capital expenditures incurred in the first half of 2002.

         The planned capital expenditure for the exploration and production segment for the year 2002 is RMB 16.475 billion, and the actual capital expenditures in this sector for the first half of 2002 were RMB 9.502 billion, accounting for 57.68% of the planned total capital expenditure for the year. With the investment, the Company discovered probable oil reserves of approximately 120 million tonnes and new proven gas reserves of approximately 35.6 billion cubic metres, and the newly added production capacity of oil and gas of the Company reached 3.05 million tonnes and 350 million cubic metres respectively.

         The planned capital expenditure for the refining segment for the year 2002 is RMB 4.884 billion, and the actual capital expenditures in this sector for the first half of 2002 were RMB 2.66 billion, utilizing 54.46% of the planned total capital expenditure for the year. Such capital expenditures were invested in the following projects: constructing facilities for processing sour crude in Zhenhai Refinning & Chemical Corp. ("Zhenhai Refinery"), constructing facilities for processing sour crude oil for Shanghai Petrochemical Corp. ("Shanghai Petrochemical"), the revamping of the oil refining facilities of Shanghai Gao-qiao Company, and other projects in certain refineries for improving the quality of refined oil products. As a result of the above investments, the hydrogenation processing capacities for producing kerosene and diesel of the refining enterprises have increased, and the quality of gasoline satisfied the higher quality standards to be introduced by the State in 2003. In addition, the refineries were more flexible in their production, and more adaptable to changes of different types of crude oil, which will further enhance the competitiveness of the Company.

         The planned capital expenditure for the marketing and distribution segment for the year 2002 is RMB 4.533 billion, and the actual capital expenditures in this sector for the first half of 2002 were RMB 3.477 billion, accounting for 76.7% of the planned total capital expenditure for the year. The capital expenditure was for the renovation of 216 existing petrol stations and the newly added 194 petrol stations.

         The planned capital expenditure for the chemical segment for the year 2002 is RMB 8.272 billion, and the actual capital expenditures in this sector for the first half of 2002 were RMB 4.016 billion, representing a 48.55% of the planned total capital expenditure for the year. Such capital expenditure was mainly invested in the following projects: the second round revamping of the ethylene facilities in Shanghai Petrochemical and in Yangzi Petrochemical Corp. (Yangzi Petrochemical), and a 450,000 tonnes PTA project based in Yizheng. 400,000 tonnes of PX project based in Zhenhai Refinery, of which the investment in the second round revamping of the ethylene facilities in Shanghai Petrochemical has been completed and put into production.

4.2      Business Prospects

4.2.1    Market Analysis

         In the first half of 2002, prices of crude oil refined oil, products and major chemical products in the global market all rose up to different extents. At present, the prices of crude oil and refined oil products remain high, while the chemical industry slowly rebounded from cyclical trough. Looking into the future, the Company believes that in the second half of 2002, the market conditions in China conditions and the general trend of the industry will feature the following:

         o The global economy is still uncertain. However, China's economy will maintain a steady, fast and healthy growing momentum, which will create more demands for petrochemical products in China and a positive market environment for the operation of the Company;

         o According to the analysis of the global demand-supply of crude oil, it is expected that the price of crude oil in the global market will remain at a relatively high level in the second half of 2002;

         o It is estimated that the price of refined oil products in the global market will be moving in line with the price of crude oil. At present, the price of refined oil product in the global market fluctuates slightly, and the Company expects to maintain a relatively stable refining margin at the current level which is expected to be kept relatively stable;

         o The PRC government's great efforts in regulating the market order for refined oil products and the operation of petrol stations will achieve positive effects, and it is predicted that the market conditions for refined oil products will further improve;

         o As the cycle for chemical products gradually rebounds, it is expected that the prices of chemical products will climb up gradually;

         o fter China's entry into the WTO, tariff reductions and market accession have speeded up the internationalisation globalisation of China's petrochemical industry. The Company believes that it will face more competitions from its international peers.

4.2.2    Production and Business Operations

         Based on the market analysis, the Company plans to adopt the following operating strategies in the second half of this year.

         (1)      Exploration and Production Segment

                  The Company will focus on the exploration in Junggar basin, Tarim basin and other areas in western China with a view for substantial breakthrough. At the same time the Company will continue to explore for the concealed and faulted block oil reserves in eastern China through rolling exploration measures to ensure a replacement rate over 100%. The Company will also initiate the exploration in South China Marine Phase so as to lay a firm foundation for the substitution of resources. The Company will continue to strengthen the development of the national gas market, actively participate in the West-East Gas Pipeline Project and make progress on gas development projects in the gas field of East China sea and western Sichuan province.

                  The Company will seize favorable market opportunities to increase the yield of oil fields through advanced technology, remain the production in existing oil fields, strengthen the management of the natural gas production and business operations and increase the commercial yield of natural gas. The Company will also further improve its management and reduce production costs of oil and gas. It plans to produce 19.15 million tonnes of crude oil and 2.5 billion cubic metres of natural gas in the second half of this year, representing an increase of 1.59% and 0.57% over that of the first half of 2002 respectively.

         (2)      Refining Segment

                  The Company plans to closely monitor and analyze the changes of, and opportunities arising in, the international crude oil market, adopt flexible means to lower the purchasing costs for crude oil. The Company will continue to adjust its product mix, increase the production of chemical light oil products, meet the demand of the expansion capability of ethylene plants, and promote the sales of gasoline of higher grades, as well as increase production of those products with high added value. The Company will, on the basis of the market situation, process externally sourced refining feedstock and increase exports, with the aim to lift the utilization rate as high as possible. The Company will also carry out in-depth processing measures aiming at increasing light yield and composite commercial yield. The Company intends to start the construction of the Ningbo-Shanghai-Nanjing crude oil storage and transportation project. In addition, the Company will strive to promote the sales of lubricant, LPG, petroleum coke, asphalt and etc, so as to increase its market share. In the second half of 2002, the Company plans to process 53.10 million tonnes of crude oil, representing an increase of 4.24% over that of the first half of this year.

         (3)      Marketing Segment

                  The Company will continue to coordinate with the PRC government to regulate the refined oil product market, to reinforce our cooperation and relationship with other refined oil products suppliers in China, and make efforts to increase its market shares, so as to achieve normal market order and stablize product prices. The Company plans to further improve sales mix, continuously increase the retail and direct distribution volume. With a view to develop and improve our retail sales networks, the Company will take the expansion of highway gas stations, water ways and rural marketing networks as major drivers of our sales growth, with constant efforts in optimization of the resources and management of existing gas stations in order to further promote the sales volume recorded by each single gas station. The Company will carry forward its cooperation with Shell, bp & Exxon Mobil in terms of retail sales business. For the second half of 2002, the Company plans to sell 35 million tonnes of refined oil products in China, including
                  17.5 million tonnes of retail and 6.6 million tonnes of direct distribution sales, respresenting an increase of 2.73%, 3.80% and 6.80% respectively over that of the first half of this year.

         (4)      Chemical Segment

                  While seizing market opportunities, the Company plans to continue to maintain the production of major chemical facilities at full utilization. The Company will effectively promote the second round revamping of the ethylene renovation project in Yangzi Petrochemical to place the project in operation as soon as possible. The Company will enhance the combination of production, science & technology and sales, make efforts to produce products which are popular in the market, increase the proportion of direct sales, and increase the Company's market share. The Company will take advantage of its easy access to the market, and try to obtain a sales to produce a ratio at 100%. The Company is to speed up the construction of a large ethylene project in Nanjing through cooperation with BASF Co., and another similar project in Shanghai through cooperation with bp. In the second half of 2002, the Company plans to produce
                  1.335 million tonnes of ethylene, representing an increase of 7.23% over that of the first half of 2002, and accordingly to increase the production of the three major synthetic materials.

                  In the second half of 2002, the Company will seize market opportunities, adhere to the corporate strategy of "expanding resources, expanding markets, cost-saving and disciplined investments", so as to concentrate our strengths to increase the Company's market share, to improve efficiency and to maximize both corporate profits and investment returns to shareholders.

5.       Management's Discussion and Analysis

         The following discussion and analysis should be read in conjunction with the Company's audited accounts and the accompanying notes. The financial information presented in this section is derived from the Company's audited accounts that have been prepared in accordance with IFRS. The results of operations and financial information presented hereunder include those of Sinopec National Star.

5.1      Consolidated results of operations

         In the first half of 2002, the Company's turnover and other operating revenues, operating profit and profit attributable to shareholders were RMB 146.2 billion, RMB 10.7 billion and RMB 5.4 billion, respectively, down by 11.8%, 35.2% and 46%, respectively, from those in the first half of 2001. The decline was primarily due to the negative influences from international crude oil markets. In January and February, prices of domestic crude oil, petroleum products and chemicals slipped to a low point, refining margins decreased and the prices of petroleum products and petrochemicals were fairly low, refining margin became lower and prices of oil products especially the wholesale were below target prices. Since March 2002, the market condition as well as the Company's operating profit have gradually improved. In the first quarter of 2002, the Company's operating profit was RMB 1.6 billion, and in the second quarter of 2002, the Company's operating profit increased to RMB 9.1 billion, accounting for 85% of the RMB 10.7 billion operating profit for the first half of 2002.

         The table below shows the main items in the consolidated income statement for the indicated periods of the Company.


                                                       Six-month periods ended 30 June (RMB       Percentage Change
                                                                     billions)                    from 2001 to 2002

                                                                    2002               2001                     (%)

         Turnover and other operating revenues                     146.2              165.8                  (11.8)

               Turnover                                            140.6              160.3                  (12.3)

               Other operating revenues                              5.6                5.5                     1.8

         Operating expenses                                      (135.5)            (149.3)                   (9.2)

               Purchased crude oil, products                     (100.6)            (115.4)                  (12.8)
               and operating supplies and expenses

               Selling, general and                                (9.8)              (8.3)                    18.1
               administrative expenses

               Depreciation, depletion and                        (11.3)             (10.4)                     8.7
               amortization

               Exploration expenses (including                     (1.9)              (1.9)                     0.0
               dry holes)

               Personnel expenses                                  (5.9)              (5.8)                     1.7

               Employee reduction expenses                             0              (1.3)                 (100.0)

               Taxes other than income tax                         (5.8)              (5.9)                   (1.7)

               Other operating expenses, net                       (0.2)              (0.3)                  (33.3)

         Operating profit                                           10.7               16.5                  (35.2)

         Net finance costs                                         (2.3)              (2.1)                     9.5

         Investment income and gain/loss in                          0.1                0.3                  (66.7)
         associates and affiliated companies

         Profit from ordinary activities before                      8.5               14.7                  (42.2)
         taxation

         Taxation                                                  (2.6)              (4.1)                  (36.6)

         Profit from ordinary activities after                       5.9               10.6                  (44.3)
         taxation

         Minority interests                                        (0.5)              (0.6)                  (16.7)

         Profit attributable to shareholders                         5.4               10.0                  (46.0)


5.1.1    Turnover and other operating revenues

         In the first half of 2002, the Company's turnover and other operating revenues were RMB 146.2 billion, down by 11.8% from those in the first half of 2001. In the first half of 2002, the Company's turnover and other operating revenues in the first quarter were RMB 66 billion, and those in the second quarter were RMB 80.2 billion. In the first half of 2002, the Company's turnover was RMB 140.6 billion, down by 12.3% than that in the first half of 2001. The decline was largely due to the lower prices of crude oil, petroleum products and chemicals in the first half of 2002 compared to those in the first half of 2001.

(1) Sales of crude oil and natural gas The Company produces crude oil principally to supply our refining and chemical operations. Natural gas and a relatively small portion of the Company's crude oil production are sold to the refineries owned by Sinopec Group Company and third party customers. In the first half of 2002, the Company's revenues from the external sales of crude oil and natural gas were RMB 5.2 billion, accounting for approximately 3.6% of the Company's turnover and other operating revenues and down by 8.8% compared to the first half of 2001. The decline was largely due to the decrease in crude oil price and quantity of crude oil sold externally, which was partially offset by the increased sales volume of natural gas. The realized crude oil price was RMB 1,097.12 per tonne (approximately US$ 18.66 dollars per barrel) in the first half of 2002, down by 13.5% from that in the first half of 2001. The sales volume of crude oil in the first half of 2002 dropped by 6.4% from that in the first half of 2001 to 3,224 thousand tonnes. The sales volume of natural gas was up by 11.4% from that in the first half of 2001 to 1.563 billion cubic metres in the first half of 2002.

(2) Sales of petroleum products Both the refining and the marketing and distribution segments of the Company make external sales of petroleum products, which consist primarily of gasoline, diesel, kerosene and jet fuel and other refined products. In the first half of 2002, the revenues from sales of petroleum products by these two segments reached RMB 103.1 billion, accounting for approximately 70.5% in the Company's turnover and other operating revenues and down by 14.5% from that in the first half of 2001.

         In the first half of 2002, revenues from sales of gasoline and diesel were RMB 75 billion, accounting for 72.7% of the Company's revenues from sales of petroleum products and down by 15.5% from that in the first half of 2001. Among which, the revenues from gasoline sales were RMB 28.7 billion in the first half of 2002, down by 16.3% from that in the first half of 2001. Whereas the revenues from diesel oil sales were RMB 46.3 billion in the first half of 2002, down by 15% from that in the first half of 2001. The Company's revenues from sales of other petroleum products (including kerosene, LPG, chemicals feedstock, and lubricating oils etc.) were RMB 28.1 billion, accounting for 27.3% of the Company's total revenues from sales of petroleum products and down by 11.6% from that in the first half of 2001. The decline of revenues from sales of gasoline, diesel oil and other petroleum products was largely due to their lower realized prices in the first half of 2002.

(3) Sales of chemical products In the first half of 2002, the chemical products were RMB 24.8 billion, accounting for 17% in the Company's turnover and other operating revenues and down by 4.9% from that in the first half of 2001. The decline was primarily due to lower realized prices of the chemical products other than fertilizers. While some of our chemical facilities have been revamped resulting in increased production and the external sales volume of chemicals products increased by different extents, the realized prices of synthetic fiber monomers and polymers, synthetic resins, synthetic fiber and synthetic rubbers dropped by 11.6%, 15.2%, 12.8% and 5.5% respectively from those in the first half of 2001. Realized price of fertilizers was up by 13.6% from that in the first half of 2001.

5.1.2    Operating expenses

         In the first half of 2002, the operating expenses of the Company were RMB 135.5 billion, down by 9.2% from that in the first half of 2001. The changes of operating expenses were mainly lies in:

(1) Purchased crude oil, products and operating supplies and expenses In the first half of 2002, the purchased crude oil, products and operating supplies and expenses were RMB 100.6 billion, accounting for 74.2% of the operating expenses, down by 12.8% from that in the first half of 2001. Among which, the purchased crude oil was RMB 51.4 billion, down by 19.1% from that in the first half of 2001. The decline was largely due to: (1) the Company's processing quantity of crude oil purchased through outsourcing dropped to 36.11 million tonnes, down by 2.2% from that in the first half of 2001; (2) the lower crude oil prices in the international market brought down the average prices of crude oil purchased by the Company externally. Average price of crude oil purchased by the Company externally fell to RMB 1,424.73 per tonne (approximately US$ 23.57 dollars) in the first half of 2002, down by 17.2% from that in the first half of 2001.

         In the first half of 2002, the Company's purchasing cost of other raw materials and operating supplies and expenses were RMB 49.2 billion, down by 5% from that in the first half of 2001. The decline was largely due to the decrease of the Company's purchasing expenses of gasoline, diesel and chemical feedstock as well as ancillary materials.

(2) Selling, general and administrative expenses The Company's selling, general and administrative expenses were RMB 9.8 billion, up by 18.1% from that in the first half of 2001. Such an increase was largely due to: (1) compared to the first half of 2002, the Company in the first half of 2001 had more written back on provisions for bad debt as a result of certain collection of debt in arrears and more written back on inventory provisions; and (2) in the first half of 2002, the Company increased the sales volume of refined products and market shares, and the proportion of its retail sales of refined products compared to that in the first half of 2001 which led to an increase of the relevant operating expenses accordingly.

(3) Depreciation, depletion and amortization The depreciation, depletion and amortization expenses of the Company were RMB 11.3 billion, up by 8.7% from that in the first half of 2001. The increase was largely due to the increased property, plants, equipment and other petroleum and natural gas assets formed as a result of capital expenditure made by the Company.

(4) Personnel expenses In the first half of 2002, the personnel expenses of the Company were RMB 5.9 billion, up by 1.7% from that in the first half of 2001. The Company's cost saving achieved by reduction of 68,000 employees in 2001 was offset by the following factors: (1) the Company changed its performance bonus review method from its former "year-end overall review" to a new "regular reviews plus year-end review". As a result, in the first half of 2002, the Company's reserves for year-end payment for wages accounted for a lower proportion of the total amount of wages in 2002 compared to that in the first half of 2001, which is accompanied by an increase of personnel expenses by RMB 550 million in the first half of 2002; and (2) certain branches and subsidiaries of the Company have accrued employee bonuses in the amount of approximately RMB 250 million.

5.1.3    Operating profit

         In the first half of 2002, the operating profit of the Company was RMB 10.7 billion, down by 35.2% from that in the first half of 2001.

5.1.4    Net finance costs

         In the first half of 2002, the Company's net finance costs were RMB
         2.3 billion, up by 9.5% from that in the first half of 2001. Among others, reduction of loan amounts and lower interests led to a decrease in interest expenses of RMB 700 million; reduction in the time deposits led to a decrease of interest income of RMB 600 million; and as a result of Japanese Yen's appreciation, the net foreign exchange loss was increased by approximately RMB 400 million.

5.1.5    Profit attributable to shareholders

         In the first half of 2002, the profit attributable to shareholders were RMB 5.4 billion, down by 46% from that in the first half of 2001.

5.2      Assets, Liabilities, Shareholders' Funds and Working Capital

         The Company's primary sources of funding have been cash provided by operating activities, short-and long-term borrowings, and the fundings were primarily used for working capital, capital expenditures and repayment of short-and long-term borrowings.

5.2.1    Assets, Liabilities and Shareholders' Equity


                                                                        Unit: RMB millions

                                                                                          At
                                                       At 30 June 2002      31 December 2001                 Change

         Total assets                                          378,049               366,709                 11,340

               Current Assets                                  112,979               109,795                  3,184

               Non-current assets                              265,070               256,914                  8,156

         Total liabilities                                     208,772               195,499                 13,273

               Current liabilities                             134,172               124,711                  9,461

               Non-current Liabilities                          74,600                70,788                  3,812

         Minority interests                                     23,705                23,541                    164

         Net assets                                            145,572               147,669                (2,097)

         Shareholders' funds                                   145,572               147,669                (2,097)

               Share capital                                    86,702                86,702                      0

               Reserves                                         58,870                60,967                (2,097)


         As at 30 June 2002, the Company's total assets were RMB 378 billion, total liabilities were RMB 208.8 billion, minority interests was RMB
         23.7 billion, and shareholders' equity were RMB 145.6 billion. Compared to those figures in the balance sheet as at 31 December 2001 (hereinafter referred to as "compared to that at year-beginning"), changes in and the main cause for such changes were as follows:

         o Total assets were RMB 378 billion, up by RMB 11.3 billion compared to that at year-beginning. Of which, current assets were RMB 113 billion, up by about RMB 3.2 billion compared to that at year-beginning. Such increases were largely due to upturn of prices compared to that at the beginning of the year, leading to increment of inventory levels of crude oil and oil products, as well as the increase of accounts receivable.

                Non-current assets were RMB 265.1 billion, up by approximately RMB 8.2 billion compared to that at year-beginning. This was largely due to the increase in property, plants and equipment formed as a result of capital expenditure and investment activities and construction in progress.

         o Total liabilities were RMB 208.8 billion, up by approximately RMB 13.3 billion compared to that at year-beginning. Of which, current liabilities were RMB 134.2 billion, up by approximately RMB 9.5 billion compared to that at year-beginning. Such an increase was largely due to dividend payable for 2001 at an amount of RMB 6.9 billion. The notes payable and accounts payables of the Company were up by RMB
                6.9 billion and 900 million, respectively, as a result of the Company increasing the usage of commercial credit facilities. The short-term liabilities were down by RMB 7.4 billion as the Company further reinforced its centralized cash management.

                Non-current liabilities were RMB 74.6 billion, up by RMB 3.8 billion compared to that at year-beginning; such an increase was largely due to an increase of RMB 3.5 billion in terms of the long-term liabilities.

         o Shareholders' funds were RMB 145.6 billion, down by approximately RMB 2.1 billion compared to that at year-beginning. Of which, the net profit increased by RMB 5.4 billion, the dividend payable reduced the shareholders' funds by RMB 6.9 billion, and the revaluation reserve in land use rights further reduced the shareholders' funds by RMB 600 million.

5.2.2    Cash flow in the first half of 2002

         In the first half of 2002, the net decrease in cash and cash equivalents was RMB 1.889 billion, down by RMB 11.32 billion from the net increase in cash and cash equivalents at RMB 9.431 billion in the first half of 2001. After taking into account of the RMB 14 million attributable to the change in exchange rate from the first half of 2002 to that of 2001, the net difference was RMB 11.306 billion. The following table sets forth the major items in the consolidated cash flow statements in the first half of 2002 and in the first half of 2001.


         Major items in cash flow statement                                                          RMB100 million


                                                           Six-month       Six-month      Increase/     Changes (%)
                                                        period ended    period ended       decrease
                                                        30 June 2002    30 June 2001

         Net cash generated from operating                    184.96           65.76         119.20           181.3
         activities

         Net cash generated from investment                 (163.09)        (124.56)        (38.53)            30.9
         activities

         Net cash generated from financing                   (40.76)          153.11       (193.87)         (126.6)
         activities

         Net increase/(decrease) of cash and cash            (18.89)           94.31       (113.20)         (120.0)
         equivalents

         Cash and cash equivalents at period-end              191.38          290.42        (99.04)          (34.1)

(1)      Net cash generated from operating activities


         In the first half of 2002, the Company's net cash generated from operating activities was RMB 18.496 billion, up by 11.92 billion over that in the first half of 2001.

         Main incremental factors:

         (1) Accounts payables as at 30 June 2002 rose by RMB 900 million compared to those at year 2002 beginning. Accounts payables as at 30 June 2001 decreased by RMB 6 billion compared to those at the beginning of the year 2001, resulting in a total increase of RMB 6.9 billion.

         (2) The inventory as at 30 June 2002 rose by RMB 1.5 billion compared to that at the beginning of the year 2002. The inventory as at 30 June 2002 rose by RMB 4.5 billion than that at the beginning of the year 2001, resulting in a total increase of RMB 3 billion.

         (3) In the first half of 2002, the Company paid income taxes of RMB 1.8 billion, up by RMB 2.8 billion from that in the first half of 2001.

         (4) Accounts receivables as at 30 June 2002 rose by RMB 2.2 billion compared to those at the beginning of the year 2002. Accounts receivables as at 30 June of 2001 rose by RMB 4.1 billion compared to those at the beginning of the year 2001, resulting in a total increase of RMB 1.9 billion.

         (5) Prepaid expenses and other current assets relating to operating activities as at 30 June 2002 decreased by RMB 100 million compared to those at the beginning of the year 2002. Those as at 30 June 2001 rose by RMB 5.6 billion compared to those at the beginning of the year 2001, resulting in a total increase of RMB 5.7 billion. Among others, the main reasons for the increase of RMB 5.6 billion between those as at 30 June 2001 and those at the beginning of the year 2001 include: an increase of RMB 2.8 billion in terms of the accounts receivable from Sinopec Group Company, an increase of RMB 1.6 billion in terms of prepaid construction expenses, and an increase of RMB 1.4 billion in terms of advance payments.

         Main decremental factors:

         (1) Cash flow decreased by RMB 6.2 billion in the first half of 2002 as a result of the lower before-tax profits than that in the same period of last year.

         (2) Accrued expenses and other accounts payable relating to operating activities as at 30 June 2002 decreased by RMB 2.4 billion compared to those at the beginning of the year 2002. Those as at 30 June of 2001 decreased by RMB 300 million compared to those at the beginning of the year 2001, resulting in a total increase of RMB 2.1 billion.

(2)      Cash flow from investment activities

         In the first half of 2002, the net cash flow used in investment activities was RMB 16.309 billion, up by RMB 3.853 billion in terms of cash outflow than that in the first half of 2001, which is largely due to:

         (1) Maturity of time deposits as at 30 June 2002 increased the cash flow by RMB 900 million, while maturity of time deposits as at 30 June 2001 increased the cash flow for the first half of 2001 by RMB 12 billion, resulting in a total decrease of RMB 11.1 billion.

         (2) In the first half of 2002, capital expenditure, investment and investments in the associates and joint ventures amounted to RMB16.4 billion, resulting in decrease of RMB 6.9 billion in cash outflow compared to the first half of 2001.

         (3) Time deposits as at 30 June 2002 increased by RMB 1.1 billion from those at the beginning of the year 2002; those as at 30 June 2001 increased by RMB 1.6 billion from those at the beginning of the year 2001, resulting in a total decrease of RMB 500 million in cash outflow.

(3)      Cash flow from financing activities

         In the first half of 2002, the net cash used in financing activities was RMB 4.076 billion, down by RMB 19.387 billion from that in the first half of 2001. This is largely because the amount of bank loans as at 30 June 2002 decreased from that at the beginning of the year 2002, causing a decrease by RMB 4.1 billion in terms of cash in flow. Whereas the amount of bank loans as at 30 June 2001 increased from that at year 2001 beginning, causing an increase by 15.5 billion in terms of cash in flow.

5.2.3    Contingent liabilities

         As at 30 June 2002, the Company provided guarantees of approximately RMB 7.487 billion in respect of banking facilities granted by banks to associates, joint ventures and third parties. The major guarantees given by the Company are as follows:

         1.   Guarantee of RMB 65 million for third parties.


         2.   Guarantee of RMB 7.422 billion for associates and joint ventures.

         As at 30 June 2002, pursuant to the relevant agreements with Sinopec Group Company, the Company leased land, building and gas stations and other equipment from Sinopec Group Company, the longest term under these leases is 50 years. Rental obligations under these leases after 2002 were approximately RMB 97.7 billion.

         As at 30 June 2002, the capital commitments of the Company were RMB
         39.3 billion, which related to petroleum and natural gas exploration and production, expansion of refining and petrochemical facilities and construction of oil depots and gas stations.

5.3      Capital expenditure

         In the first half of 2002, the actual capital expenditure of the Company was RMB 19.911 billion, accounting for 57.7% of the total planned capital expenditure of RMB 34.5 billion for the full year 2002. See details in the section headed "Capital Expenditure" under "Business Review and Perspects" of this report.

5.4 Analysis of Financial Statements Prepared under the PRC Accounting Rules and Regulations

5.4.1 Other than the differences in the classification of certain items in the financial statements and the accounting treatment methods as described on page 92 of the Company's audited accounts in this report, there are no material differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS.

5.4.2 The table below sets forth the Company's and each of its segments' incomes from principal operations, the Company's costs of principal operations, taxes and surcharges as well as profits from principal operations for the periods indicated.


                                                                   Six-month period ended    Six-month period ended
                                                                             30 June 2002              30 June 2001

                                                                           (RMB millions)            (RMB millions)
         Income from principal operations, net

               Exploration & Production Segment                                    22,437                    27,377

               Refining Segment                                                    91,491                   108,362

               Marketing and distribution Segment                                  82,362                    95,216

               Chemicals Segment                                                   27,560                    29,015

               Corporate and others segment                                        11,089                    12,793

               Elimination of inter-Segment sales                                (94,311)                 (112,449)

         Net consolidated income from Principal operations                        140,628                   160,314

         Costs of principal operations, taxes and surcharges

               Exploration and Production Segment                                  13,570                    14,275

               Refining Segment                                                    87,522                   103,469

               Marketing and distribution Segment                                  72,349                    87,837

               Chemicals Segment                                                   25,283                    26,233

               Corporate and others Segment                                        11,004                    12,277

               Elimination of inter-Segment cost of sales                         (94,580)                 (113,917)

         Consolidated costs of Principal operations                               115,148                   130,174

         Profit from principal operations

               Exploration and Production Segment                                   9,216                    14,046

               Refining Segment                                                     3,889                     5,417

               Marketing and distribution Segment                                  10,013                     7,379

               Chemicals Segment                                                    2,277                     2,782

               Corporate and others Segment                                            85                       516

         Consolidated profit from Principal operations                             25,480                    30,140

         Consolidated net profit                                                    4,504                     8,511


         Profit from principal operations: In the first half of 2002, the Company's profit from principal operations was RMB 25.5 billion, down by 15.3% from that in the first half of 2001. This was largely due to sharp decline of crude oil prices on the international market in January and February of 2002, lower prices of refined products, and the fact that prices of chemical products were periodically at low levels.

         Net profit: In the first half of 2002, the Company's net profit was
         4.5 billion, down by 47.1% from that in the first half of 2001. This was mainly due to lower profit margins from principal operations. Of which, the net profit in the first quarter of 2002 was RMB 100 million, while that in the second quarter of 2002 was RMB 4.4 billion.

5.4.3    Financial Data Prepared under the PRC Accounting Rules and Regulations:

                                                                      At 30 June 2002           At 31 December 2001

                                                                       (RMB millions)                (RMB millions)

         Total assets                                                         371,665                       360,294

         Current liabilities                                                  134,081                       129,361

         Long-term liabilities                                                 71,169                        67,807

         Shareholders' funds                                                  141,809                       139,039

         Analysis of changes:


         Total assets: As at 30 June 2002, the Company's total assets were RMB
         371.7 billion, including RMB 110.4 billion in current assets, RMB
         10.1 billion in long-term equity investment, fixed assets were RMB
         246.7 billion, intangible assets were RMB 3.9 billion and deferred assets were RMB 600 million.

         Current liabilities: As at 30 June 2002, the Company's current liabilities amounted to RMB134.1 billion, an increase by an amount of RMB4.7 billion from beginning of the year, or an increase 3.6%.The main reasons were: the increase of the dividend payable relating to the period ended on 30 June 2002 by RMB1.7 billion; an increase to the usage of commercial credit facilities thereby resulting to an increase of balance in bills payable, accounts payables and other payables by RMB9.6 billion against the balance as of the beginning of the year. However, short term loans and current portions of long term loans have decreased by RMB7.4 billion against the beginning of the year as a result of the Company further reinforcing its centralized cash management.

         Accrued expenses varied over 30%. The balance as of 30 June 2002 in accrued expenses was RMB1.6 billion, which was an increase by RMB0.7 billion against the balance in the beginning of the year. The main reason was certain repairs and maintenance and other operating expenses incurred during a period are settled at the year end.

         Long-term liabilities: As at 30 June 2002, the Company's long-term liabilities were RMB 71.2 billion, up by 5% (or RMB 3.4 billion) from that as at 30 June 2001. Such an increase was largely because the Company's long-term loans as at 30 June 2002 were RMB 69 billion, up by 5.3% (or RMB 3.5 billion) from that as at 30 June 2001.

         Shareholders' funds: As at 30 June 2002, the Company's shareholders' funds were RMB 141.8 billion, up by 2% (or RMB 2.8 billion) from that at the beginning of the year 2002. This was mainly because of the net profit of RMB 4.5 billion realized by the Company during the six-month period ended 30 June 2002.

5.4.4    Various Provisions under the PRC Accounting Rules and Regulations

         As at 30 June 2002, the Company made provisions for eight asset items, amounted to RMB 5.35 billion, up by RMB 146 million compared to that at the beginning of the year 2002.

                                                                               Unit: RMB 100 millions


                                                                             At                    At           Changes
                                                                        30 June      31 December 2001
                                                                           2002

Allowance for doubtful accounts                                           42.51                 40.30              2.21

Of which: Allowance for doubtful accounts for accounts                    26.37                 24.80              1.57
receivables

      Allowance for doubtful accounts for other                           16.14                 15.50              0.64
      receivables

Provision for impairment losses in short-term investment

Provision for diminution in value of inventories                           5.24                  6.02            (0.78)

Provision for impairment losses in long-term investments                   1.84                  1.81              0.03

Provision for impairment losses in construction in progress

Provision for impairment losses on fixed assets                            3.91                  3.91              0.00

Provisions for impairment losses in intangible assets

Provisions for shareholders' entrusted loans

Total                                                                      53.5                 52.04              1.46


5.5      Significant Differences between IFRS and US GAAP

         Significant differences between IFRS and US GAAP that affect the Company's accounting policies are set out in the audited accounts on pages 93 to 94.

6        Significant Events

         6.1 Dividend Distribution Policy for the year ended 31 December 2001 and Interim Dividend Distribution Policy for the period ended 30 June 2002


6.1.1 Sinopec Corp.'s Dividend Distribution Policy for the year ended 31 December 2001

         As approved at the 2001 Annual General Meeting of Sinopec Corp., a cash dividend of RMB0.08 (tax included) per share was distributed, which amounted to a total cash dividends of RMB6.936 billion. The remaining RMB10.006 billion was carried forward to the financial year of 2002. Shareholders whose names were listed in Sinopec Corp.'s register of members as at 19 July 2002 had already received the final dividend. Details of the final dividend are stated in the relevant announcements of Sinopec Corp. published in the domestic newspapers - China Securities, Shanghai Securities and Securities Times, and the Hong Kong newspapers - South China Morning Post and The Hong Kong Economic Times on 14 June 2002.

6.1.2    Interim Dividend Distribution Policy for the period ended 30 June 2002

         At the 2001 Annual General Meeting of Sinopec Corp., it was approved and the Board of Directors was authorised to distribute an interim dividend in the financial year of 2002. The dividend distribution policy for the period ended 30 June 2002 was approved by the 23rd meeting of the first session of the Board of Directors. Based on a total of 86,702.439 million shares as at 30 June 2002, a cash dividend of RMB0.02 (tax included) per share is to be distributed, which amounts to a total cash dividends of RMB1.734 billion.

         The interim dividend is to be distributed on or before 30 September 2002 (Monday) to the shareholders whose names appear in Sinopec Corp.'s register of members as at 20 September 2002 (Friday).

         Shareholders of H Shares who wish to receive the interim dividends should lodge the share certificate(s) accompanied by the relevant transfer forms to Sinopec Corp.'s share registrar, Computershare Hong Kong Investor Services Limited (formerly Hong Kong Registrars' Limited prior to its merger) at Rooms 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Hong Kong for registration of transfer by 4:00 p.m. of 13 September 2002 (Friday). The register of members of Sinopec Corp.'s shareholders of H Shares will be closed from 16 September 2002 (Monday) to 20 September 2002 (Friday) (both days inclusive).

         Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollars to Renminbi announced by Bank of China during the calendar week (5 August 2002 to 9 August 2002) prior to the date of declaration of dividends, being 16 August 2002 (Friday).

6.2 Regarding the Transfer of the State Owned Legal Person Shares of Sinopec Hubei Xinghua Co., Ltd.

         Upon the discussion in the 20th meeting of the first session of the Board of Directors, it was approved to transfer its 162,234,400 state owned legal person shares in Sinopec Hubei Xinghua Co. Ltd. ("Hubei Xinghua") (representing 57.58% of Hubei Xinghua's registered share capital) held by Sinopec Corp. in one lump sum to State Development & Investment Company of China. Furthermore, the Board of Directors authorized the Chairman, Mr. Li Yizhong, the President, Mr. Wang Jiming, and the Vice President & CFO, Mr. Zhang Jiaren, to sign the Share Transfer Agreement with State Development & Investment Company of China. This share transfer was approved by the Ministry of Finance. However, it is still subject to the granting of a wavier by the CSRC from making a general offer by the State Development & Investment Company, and assets swap arrangement to be approved at an extraordinary general meeting of Hubei Xinghua. Details of the transfer are set out in the announcements published in the domestic newspapers - China Securities, Shanghai Securities, and Securities Times, and the Hong Kong newspapers - South China Morning Post and Hong Kong Economic Times on 30 April 2002 and 17 June 2002 respectively.

6.3 There was no material litigation and arbitration during the reporting period.

6.4      Connected Transactions

6.4.1    Connected Transactions entered into during the Reporting Period

         During the reporting period, the actual volume of connected transactions entered into by the Company, amounted to an aggregate amount of RMB36.39 billion, of which incoming trade amounted to RMB21.575 billion and outgoing trade amounted to RMB14.815 billion (including outgoing products and services amounted to RMB14.785 billion). Details of all the connected transactions during the reporting period are set out in the notes to the financial statements contained in this report.

         All connected transactions during the reporting period have been performed in compliance with its respective agreement as published in the annual report of 2001 and the relevant announcements.

6.4.2    Significant Trusteeship, Contract and Leasehold

         For the purpose of avoiding the same business competition, to expand and improve the retail business of refined oil products, conform with the market order, increase the Company's market share, Sinopec Corp. had leased 2,138 petrol stations from Sinopec Group Company as at 30 June 2002. The rental for these leases during the reporting period amounted to RMB33 million. It is expected that the Company will lease a total of approximately 2,600 petrol stations from Sinopec Group Company by 31 December 2002. The rental for these leases is estimated to be not exceeding RMB150 million. Details of these leases are set out in the announcement published in the domestic newspapers - China Securities, Shanghai Securities, and Securities Times, and Hong Kong newspapers - South China Morning Post and Hong Kong Economic Times on 30 April 2002.

         During the reporting period, Sinopec Corp. did not have any significant trusteeship, or contract or any previous trusteeship or contract prior to but carried on to this reporting period.

6.4.3    Other Connected Transactions Information

         On 12 August 2002, Sinopec Corp. and Sinopec Yizheng Chemical Fibre Company Limited ("Yizheng") released a joint announcement on the connected transactions concerning the signing of PTA Project Construction Agreement between Yizheng and five engineering construction companies affiliated to Sinopec Group Company amounted to RMB199.3 million. Details of the transactions are set out in the joint announcement of Sinopec Corp. and Yizheng published in the domestic newspapers - China Securities, Shanghai Securities, and Securities Times and Hong Kong newspapers - South China Morning Post and Hong Kong Economic Times on 12 August 2002.

6.4.4 During the reporting period, Sinopec Corp. has no material trustee cash asset management event.

6.5      Significant Guarantees

         At the fourteenth meeting of the first session of the Board of Directors, it was approved that Sinopec Corp. would conditionally provide a guarantee in both RMB and foreign currencies equal to an amount of RMB6.999 billion for the Shanghai - SECO project. Details of the transaction are set out in the Company's announcement published in the domestic newspaper -China Securities, Shanghai Securities and Securities Times, and Hong Kong newspapers - South China Morning Post and the Hong Kong Economic Times on 2 April 2002 and the 2001 Annual Report.

         At the 22nd Meeting of the first session of the Board of Directors of Sinopec Corp., the resolution for the provision by Sinopec Corp. regarding a share mortgage for the Yangzi BASF project with a guarantee amount of RMB4.8748 billion under the mortgage agreement was approved. Furthermore, the resolution regarding the provision by Sinopec Corp. project witha guarantee for Yueyang Sinopec - Shell Coal Gasification Company Limited with a guarantee amount of RMB378.5 million was approved.

         As of 30 June 2002, apart from the guarantee in respect of the Shanghai- SECO project, the Company has not entered into the above-mentioned guarantee agreements.

6.6 Implementation of the Undertakings given by Sinopec Corp. and its Shareholders holding 5% or more of the total share capital, namely, Sinopec Group Company, China Development Bank and China Xinda Assets Management Corporation

6.6.1 As at the end of the reporting period, undertakings given by Sinopec Corp. include:

         (1) Effecting the reorganization of its three wholly owned subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Trade Company Limited within a specified period of time in accordance with the Company Law;

         (2) Changing the logo at the petrol stations within a specified period of time;

         (3) Setting up separate offices between Sinopec Group Company and Sinopec Corp. within a specified period of time;

         (4) Complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong regarding wavier from the stock compliance with connected transactions rules.

6.6.2 As at the end of the reporting period, major undertakings given by Sinopec Group Company included:

         (1) Complying with the agreements concerning connected transactions;

         (2) Resolving the issues arising from the land use right certificates and building ownership certificate within a specified period of time;

         (3) Implementing the "Reorganisation Agreement" (as referred to in the prospectus for the issue of H Shares);

         (4)    Granting licenses for intellectual properties;

         (5)    Avoiding competition with Sinopec Corp. in the same business;

         (6) Resolving the business competition and conflict of interests with Sinopec Corp.

6.6.3 As at the end of the reporting period, China Development Bank and China Xinda Assets Management Corporation had given major undertakings that they would not dispose or transfer the shares in Sinopec Corp. held by them within a specified period of time.

         Details of the above undertakings were included in the preliminary prospectus published by Sinopec Corp. in the China Securities, Shanghai Securities and Securities Times on 22 June 2001.

         During the reporting period, Sinopec Corp. has not breached and is not aware of any of the principal shareholders having breached the undertakings.

6.7      Use of Proceeds from H Shares Issue and A Share Issue

         The proceeds from the issue of H Shares of Sinopec Corp. in 2000 amounted to RMB 25.802 billion. After deducting the issuance expenses, the net proceeds amounted to RMB 24.326 billion. In the year of 2000, RMB 4.5 billion was used to repay loans; in the year of 2001, RMB 13.735 billion was used in capital expenditure, mainly for exploration of gasoline and petrol stations construction projects. As at the end of the year of 2001, an amount of RMB 6.091 billion from the proceeds from the issue of H Shares remain unused. During the reporting period, RMB2.041 billion had been applied, of which RMB1.318 billion for the exploration and production, RMB 203 million for the construction and modification of petrol stations; RMB 520 million for the investment in the Shanghai-SECO and BASF projects and Yueyang Dongting Nitrogenous Fertilizer Plant modification. As at 30 June 2002, RMB4.05 billion from the proceeds from the issue of H Shares remain unused.

         The proceeds from the issue of A shares of Sinopec Corp. amounted to RMb11.816 billion. After deducting the issuance expenses, the net proceeds amounted to RMB11.648 billion. As at the end of year 2001, RMB6.446 billion was applied in the acquisition of Sinopec National Star, RMB 50 million was applied to the Southwestern refined oil pipeline project and RMB 1.27 billion was applied to the working capital of Sinopec Corp. As at the end of 2001, an amount of RMB
         3.882 billion from the proceeds from the issue of A Shares remain used. During the reporting period, RMB 105 million had been applied, of which, RMB 46 million was applied in the initial expenses of the Southwestern oil pipeline, RMB 59 million was applied in the Ningbo-Shanghai-Nanjing pipeline. As at 30 June 2002, an amount of RMB3.777 billion from the proceeds from the issue of A shares remain unused.

6.8      Auditors

         At the 2001 Annual General Meeting held on 13 June 2002, Sinopec Corp. reappointed KPMG Huazhen and KPMG as its domestic and international auditors respectively for the year of 2002. In addition, by the authorisation from the Annual Meeting, the Board of Directors is authorised to decide the remuneration for the two auditors. The audit fee for this year has not been determined yet. By the approval of the 23rd meeting of the first session of the Board of Directors, the remuneration accrued for the first half of 2002 was RMB 30 million. The financial statements of this report period have been audited by KPMG Huazhen and KPMG. The CPAs of KPMG Huazhen are Luo Zheng and Jin Naiwen.

6.9      Amendment to the Articles of Association

         At the Annual General Meeting of Sinopec Corp. held on 13 June 2002, it was approved that the Second Clause of Article 13 of the Articles of Association should be amended. The revised Clause was set out in the relevant announcements published in the domestic newspapers - China Securities, Shanghai Securities, and Securities Times, and Hong Kong newspapers - South China Morning Post and Hong Kong Economic Times on 14 June 2002.

7.       FINANCIAL STATEMENTS

(A)      Financial statements prepared under PRC Accounting Rules and
         Regulations

         The followings are a summary of the audited financial statements of the China Petroleum & Chemcial Corporation ("the Company") and its subsidiaries ("the Group") for the six-month period ended 30 June 2002, extracted from the audited financial statements prepared in accordance with the PRC Accounting Rules and Regulations, together with comparative figures of 2001. The financial information relating to 30 June 2001 are unaudited and reflect all adjustments which are, in the opinion of the management necessary for a fair presentation of the Group's and Company's results of operation for the six-month period ended 30 June 2001.

1        Balance sheet

                                       At 30 June 2002                  At     At 30 June 2002                   At
                                                          31 December 2001                         31 December 2001

                                             The Group           The Group         The Company          The Company

                                          RMB millions        RMB millions        RMB millions         RMB millions

         Assets

         Current assets

               Cash at bank                     21,210              22,854               9,238               11,825
               and in hand

               Bills                             4,316               3,542               1,630                1,464
               receivable

               Interest                              2                  16                  --                   --
               receivable

               Trade accounts                   13,265              11,082              11,470                9,461
               receivables

               Other                            21,072              19,802              26,231               24,303
               receivables

               Advance                           3,598               4,021               2,062                2,590
               payments

               Inventories                      46,874              45,448              26,332               27,187

         Total current assets                  110,337             106,765              76,963               76,830

         Long-term equity                       10,128               8,910              84,410               91,105
         investments (Including
         equity investment
         differences - The
         Group: RMB 626 million
         (2001:RMB 438 million);
         The Company: RMB 573
         million (2001: RMB 385
         million))

         Fixed assets

               Fixed assets, at                404,152             390,533             189,226              181,967
               cost

               Less:                           188,963             177,040              81,384               76,204
               Accumulated
               depreciation

                                               215,189             213,493             107,842              105,763

               Less:                               391                 391                 391                  391
               Provision for
               impairment loss on
               fixed assets

               Net book value                  214,798             213,102             107,451              105,372
               of fixed assets

               Construction                        855                 774                 168                  140
               materials

               Construction                     31,022              26,006              17,888               16,481
               in progress

         Total fixed assets                    246,675             239,882             125,507              121,993

         Intangible assets                       3,904               3,977               3,613                3,753

         Deferred tax assets                       621                 760                 225                  337

         Total assets                          371,665             360,294             290,718              294,018

         Liabilities and
         shareholders' funds

         Current liabilities

               Short-term loans                 31,808              37,915              18,428               26,106

               Bills payable                    32,903              26,022              25,151               19,291

               Trade accounts                   17,655              16,793              16,388               12,727
               payables

               Receipts in                       3,075               2,884               1,497                1,444
               advance

               Wages payable                     1,268               1,020                 445                  320

               Staff welfare                       968                 888                 464                  438
               payable

               Dividends                         8,670               6,936               8,670                6,936
               payable

               Taxes payable                     3,053               3,587                 775                  845

               Other payables                    1,128               1,035                 273                  285

               Other creditors                  21,976              20,112              11,850               22,819

               Accrued                           1,559                 873                 641                  613
               expenses

               Current                          10,018              11,296               5,881                6,949
               portion of long-term
               liabilities

         Total current                         134,081             129,361              90,463               98,773
         liabilities

         Long-term liabilities

               Long-term loans                  68,968              65,501              57,873               55,555

               Debentures                        1,500               1,500                  --                   --
               payable

               Other                               701                 806                 522                  618
               long-term
               payables

         Total long-term                        71,169              67,807              58,395               56,173
         liabilities

         Deferred tax                              688                 679                  51                   33
         liabilities

         Total liabilities                     205,938             197,847             148,909              154,979

         Minority interests                     23,918              23,408                  --                   --

         Shareholders' funds

               Share capital                    86,702              86,702              86,702               86,702

               Capital reserve                  36,297              36,297              36,297               36,297

               Surplus                           6,934               6,034               6,934                6,034
               reserves (Including
               statutory public
               welfare fund of RMB
               3,467 million
               (2001: RMB  3,017
               million))

               Undistributed                    11,876              10,006              11,876               10,006
               profits

         Total shareholders'                   141,809             139,039             141,809              139,039
         funds

         Total liabilities and                 371,665             360,294             290,718              294,018
         shareholders' funds

2        Income statement and profit appropriation statement


                                                           Six-month periods ended 30 June

                                                  2002                2001                 2002                2001

                                             The Group           The Group          The Company         The Company

                                          RMB millions        RMB millions         RMB millions        RMB millions

                                                               (unaudited)                              (unaudited)

         Income from principal                 140,628             160,314               98,334             117,036
         operations

         Less: Cost of sales                   109,372             124,248               81,870             100,805

                  Sales taxes                    5,776               5,926                3,550               3,751
                  and surcharges

         Profit from principal                  25,480              30,140               12,914              12,480
         operations

         Add: Profit from other                    498                 606                   18                 371
         operations

         Less: Selling expenses                  6,468               5,816                4,463               4,028

         Administrative expenses                 8,017               6,889                4,800               3,577

         Financial expenses                      2,452               2,297                1,597               1,356

         Exploration expenses,                   1,909               1,879                1,244                 989
         including dry holes

         Operating profit                        7,132              13,865                  828               2,901

         Add: Investment income                    186                 303                5,922               9,919

         Non-operating income                      144                 111                   72                  40

         Less: Non-operating                       345               1,759                  249               1,015
         expenses

         Profit before taxation                  7,117              12,520                6,573              11,845

         Less: Taxation                          2,174               3,411                2,069               3,334

         Minority interests                        439                 598                   --                  --

         Net profit                              4,504               8,511                4,504               8,511

         Add: Undistributed                     10,006               6,212               10,006               6,212
         profits at the
         beginning of the period
         as previously reported

         Less: Written-off of                       --                 484                   --                 484
         debit balance of
         Housing Revolving Fund,
         net of the amount
         attributable to
         minority interests

         Undistributed profits                  10,006               5,728               10,006               5,728
         at the beginning of the
         period (as restated)

         Distributable profits                  14,510              14,239               14,510              14,239

         Less: Transfer to                         450                  --                  450                  --
         statutory surplus
         reserve

         Transfer to statutory                     450                  --                  450                  --
         public welfare fund

         Distributable profits                  13,610              14,239               13,610              14,239
         to shareholders

         Less: Dividends                         1,734                  --                1,734                  --

         Undistributed profits                  11,876              14,239               11,876              14,239


3        Cash flow statement


                                                                          Six-month period ended 30 June 2002

                                                                                  The Group             The Company

                                                                               RMB millions            RMB millions

         Cash flows from operating activities

               Cash received from sale of goods and                                 166,593                 114,778
               rendering of services

               Rentals received                                                          83                      27

               Other cash received relating to                                          459                     414
               operating activities

               Sub-total of cash inflows                                            167,135                 115,219

               Cash paid for goods and services                                   (109,896)                (82,048)

               Cash paid for operating leases                                       (1,609)                 (1,171)

               Cash paid to and on behalf of employees                              (5,920)                 (2,847)

               Value added tax paid                                                 (8,163)                 (3,923)

               Income tax paid                                                      (1,762)                   (339)

               Taxes paid other than value added tax                                (6,179)                 (3,839)
               and income tax

               Other cash paid relating to operating                               (11,947)                 (6,760)
               activities

               Sub-total of cash outflows                                         (145,476)               (100,927)

         Net cash inflow from operating activities      (a)                          21,659                  14,292

               Cash flows from investing activities

               Cash received from sales of investments                                   84                      --

               Net cash received from sales of fixed                                    360                     264
               assets and intangible assets

               Cash received from dividends                                              33                   2,289

               Maturity of time deposits with                                           893                     115
               financial institutions

               Other cash received relating to                                          218                      71
               investing activities

               Sub-total of cash inflows                                              1,588                   2,739

               Cash paid for acquisition of fixed assets and                       (15,596)                 (9,992)
               intangible assets

               Cash paid for purchases of investments                               (1,085)                   (824)

               Increase in time deposits with financial                             (1,134)                   (138)
               institutions

               Sub-total of cash outflows                                          (17,815)                (10,954)

         Net cash outflow from investing activities                                (16,227)                 (8,215)

         Cash flows from financing activities

               Proceeds from contribution from                                         182                      --
               minority interests

               Proceeds from borrowings                                             132,662                  20,140

               Sub-total of cash inflows                                            132,844                  20,140

               Repayments of borrowings                                           (136,836)                (26,780)

               Cash paid for dividends, distribution                                (3,245)                 (2,047)
               of profit or interest

               Dividend paid to minority interests by                                  (84)                      --
               subsidiaries

               Sub-total of cash outflows                                         (140,165)                (28,827)

         Net cash outflow from financing activities                                 (7,321)                 (8,687)

         Effect of foreign exchange rate                                                  4                      --

         Net decrease in cash and cash equivalents        (b)                       (1,885)                 (2,610)

Notes to the cash flow statement


                                                                                  Six-month period ended
                                                                                      30 June 2002

                                                                                  The Group             The Company

                                                                               RMB millions            RMB millions

(a)     Reconciliation of net profit to cash flows from operating                     4,504                   4,504
        activities Net profit

        Add: Provision for bad doubtful debts                                           392                      65

        (Reversal)/recognition of provision for diminution in                          (38)                      13
        value of inventories

        Depreciation of fixed assets                                                 12,484                   5,616

        Amortisation of intangible assets                                               219                     186

        Dry hole costs                                                                  623                     304

        Net loss on disposal of fixed assets and intangible assets                       92                      64

        Financial expenses                                                            2,452                   1,597

        Investment income                                                             (154)                 (4,026)

        Deferred tax credits                                                            148                     130

        (Increase)/decrease in inventories                                          (1,469)                     814

        Increase in operating receivables                                           (3,949)                   (422)

        Increase in operating payables                                                5,916                   5,447

        Minority interests                                                              439                      --

        Net cash inflow from operating activities                                    21,659                  14,292

(b)     Net decrease in cash and cash equivalents

        Cash and cash equivalents at the end of the period                           19,138                   8,985

        Less: Cash and cash equivalents at the beginning of the                      21,023                  11,595
        period

        Net decrease in cash and cash equivalents                                   (1,885)                 (2,610)


4        Principal activities, organisation and basis of presentation

         China Petroleum & Chemical Corporation ("the Company") is an oil and energy company that, through its subsidiaries (hereinafter collectively referred to as "the Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China ("the PRC").

         The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC.

         The significant accounting policies adopted in the preparation of the financial statements for the six-month period ended 2002 are in conformity with the "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" issued by the MOF of the PRC, and are consistent with those adopted in the 2001 annual financial statements.


5        Change in accounting policy and scope of consolidation

         Pursuant to the notices "Cai Qi [2000] No. 295"and "Cai Kuai Zi [2001] No.5" issued by MOF on 6 September 2000 and 7 January 2001, respectively, the debit balance of Housing Revolving Fund at 31 December 2000, net of the amount attributable to minority interests, should be written-off against the undistributed profits brought forward in 2001. The shareholders' funds of the Group and the Company were reduced by RMB 484 million accordingly. The effect of the above change in accounting policy is as follows:

                                                                                The Group and the Company

                                                                                                      RMB
                                                                                                 millions

         Undistributed profits at 31 December 2000                                                  6,212

         Write-off of debit balance of Housing  Revolving  Fund, net of                               484
         the amount attributable to minority interests

         Undistributed profits at 1 January 2001 (as restated)                                      5,728


         During the six-month period ended 30 June 2002, there have been no material changes in the scope of consolidation.


6        Employee reduction expenses

         There was no employee reduction expenses incurred during the six-month period ended 30 June 2002. For the six-month period ended 30 June 2001, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 1,301 million (unaudited) in respect of the voluntary termination of approximately 27,000 employees.

(B) Interim financial statements prepared under International Financial Reporting Standards ("IFRS")

         The followings are a summary of the audited consolidated results of the China Petroleum & Chemical Corporation ("the Company") and its subsidiaries ("the Group") for the six-month period ended 30 June 2002, extracted from the audited interim financial statements of the Group prepared in accordance with the IFRS together with comparative figures of 2001. The interim financial information relating to 30 June 2001 are unaudited and reflect all adjustments which are, in the opinion of the management, necessary for a fair presentation of the Group's results of operation for the six-month period ended 30 June 2001.


1        Consolidated income statement


         (Amounts in millions except per share data)


                                                                        Six-month periods ended 30 June

                                                      Note                         2002                        2001

                                                                                    RMB                         RMB
                                                                                                        (unaudited)
         Turnover and other operating revenues

         Turnover                                                               140,628                     160,314

         Other operating revenues                                                 5,569                       5,506

                                                                                146,197                     165,820

         Operating expenses

         Purchased crude oil, products and                                    (100,571)                   (115,375)
         operating supplies and expenses

         Selling, general and administrative                                    (9,814)                     (8,338)
         expenses

         Depreciation, depletion and amortisation                              (11,346)                    (10,441)

         Exploration expenses, including dry holes                              (1,909)                     (1,879)

         Personnel expenses                                                     (5,873)                     (5,752)

         Employee reduction expenses                    3                            --                     (1,301)

         Taxes other than income tax                                            (5,776)                     (5,929)

         Other operating expenses, net                                            (201)                       (347)

         Total operating expenses                                             (135,490)                   (149,362)

         Operating profit                                                        10,707                      16,458

         Finance costs

         Interest expense                                                       (2,263)                     (2,966)

         Interest income                                                            130                         739

         Foreign exchange losses                                                  (259)                       (103)

         Foreign exchange gains                                                      31                         277

         Net finance costs                                                      (2,361)                     (2,053)

         Investment income                                                           42                          82

         Share of profits less losses from                                           90                         190
         associates and jointly controlled entities

         Profit from ordinary activities before                                   8,478                      14,677
         taxation

         Taxation                                       4                       (2,594)                     (4,095)

         Profit from ordinary activities after                                    5,884                      10,582
         taxation

         Minority interests                                                       (451)                       (607)

         Profit attributable to shareholders                                      5,433                       9,975

         Basic earnings per share                       6                          0.06                        0.12

         Dividends attributable for the period:

         Interim dividend declared after balance        7                         1,734                          --
         sheet date



2        Principal activities, organisation and basis of preparation

         China Petroleum & Chemical Corporation ("the Company") is an oil and energy company that, through its subsidiaries (hereinafter collectively referred to as "the Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China ("the PRC").

         The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC.

         Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB
         6.45 billion (hereinafter referred to as the "Acquisition").

         As the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the interim financial statements of the Group for periods prior to the Acquisition have been restated to include the results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group has been treated as an equity transaction.

         The results of operations previously reported by the separate enterprises and the combined amounts for the six-month period ended 30 June 2001 in the interim financial statements are summarised below.


                                                 The Group without          Sinopec National
                                             Sinopec National Star                      Star                Combined

                                                      RMB millions             RMB millions              RMB millions
                                                        (unaudited)              (unaudited)               (unaudited)


         Results of operation:

         Operating revenue                                 164,307                    1,513                  165,820

         Net income                                          9,580                      395                    9,975

         Basic earnings per share (RMB)                       0.11                     0.01                     0.12



3        Employee reduction expenses

         There was no employee reduction expenses incurred during the six-month period ended 30 June 2002. For the six-month period ended 30 June 2001, in accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 1,301 million (unaudited) in respect of the voluntary termination of approximately 27,000 employees.


4        Taxation

         Taxation in the consolidated income statement represents:


                                                                   Six-month periods ended 30 June

                                                                               2002                           2001

                                                                       RMB millions                   RMB millions
                                                                                                       (unaudtied)
         Provision for PRC income tax

         - the Group                                                          1,994                          3,511

         - associates and jointly controlled                                     14                             34
           entities

         Deferred taxation                                                      586                            550

                                                                              2,594                          4,095

         The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the periods ended 30 June 2001 and 2002, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.


5        Transfer to reserve

         According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the six-month period ended 30 June 2002, the Company transferred RMB 450 million, being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.

         According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders. Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to determine the amount of the transfer. During the six-month period ended 30 June 2002, the directors authorised the transfer of RMB 450 million, being 10% of the current period's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this fund.


6        Basic earnings per share

         The calculation of basic earnings per share for the six-month period 30 June 2002 is based on the profit attributable to shareholders of RMB 5,433 million (2001: RMB 9,975 million (unaudited)) and 86,702,439,000 (2001: 83,902,439,000 (unaudited)) shares in issue during the period.

         The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either period.


7        Dividends

         Dividends attributable for the periods represent:

                                                                                     Six-month periods ended 30 June

                                                                                         2002                   2001

                                                                                 RMB millions           RMB millions

                                                                                                         (unaudited)
         Interim  dividends  declared after the balance sheet date of                   1,734                     --
         RMB 0.02 per share (2001: nil per share (unaudited))


         Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, the Board of Directors was authorised to declare the interim dividends for the year ending 31 December 2002. According to the resolution passed at the Director's meeting on 16 August 2002, an interim dividend of RMB 0.02 (2001: RMB nil (unaudited)) per share totalling RMB 1,734 million (2001: RMB nil (unaudited)) was declared. The interim dividend for the year ending 2002 has not been provided for in the interim financial statements for the six-month period ended 30 June 2002.

         Dividends attributable to the previous financial year and approved during the periods represent:


                                                                                     Six-month periods ended 30 June

                                                                                          2002                  2001

                                                                                  RMB millions          RMB millions
                                                                                                         (unaudited)

         Final  dividends in respect of the previous  financial year                     6,936                 6,712
         approved  during  the  period of RMB 0.08 per share  (2000:
         RMB 0.08 per share)



         Pursuant to the shareholders' approval at the Annual General Meeting on 13 June 2002, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2001 was declared and paid on 8 August 2002. Pursuant to the shareholders' approval at the Annual General Meeting on 5 June 2001, a final dividend of RMB 0.08 per share totalling RMB 6,712 million in respect of the year ended 31 December 2000 was declared and was paid on 27 July 2001.


8        Operating profit before taxation


         Operating profit before taxation after charging/(crediting):

                                                                                     Six-month periods ended 30 June

                                                                                  2002                          2001

                                                                          RMB millions                  RMB millions
                                                                                                         (unaudited)
         Interest expense incurred                                               2,791                         3,359

         Less: Interest expense capitalised                                      (528)                         (393)

         Interest expense                                                        2,263                         2,966

         Cost of inventories                                                   115,010                       128,724

         Loss on disposal of property, plant and                                    92                           258
         equipment



9        Segmental reporting

         Reportable information on the Group's business segments is as follows:

                                                                                     Six-month periods ended 30 June

                                                                                     2002                       2001

                                                                             RMB millions                RMB millions
                                                                                                          (unaudited)
         Turnover

         Exploration and production

         External sales                                                             5,185                      5,684

         Inter-segment sales                                                       17,252                     21,693

                                                                                   22,437                     27,377

         Refining

         External sales                                                            21,991                     26,747

         Inter-segment sales                                                       69,500                     81,615

                                                                                   91,491                    108,362

         Marketing and distribution

         External sales                                                            81,081                     93,844

         Inter-segment sales                                                        1,281                      1,372

                                                                                   82,362                     95,216

         Chemicals

         External sales                                                            24,800                     26,087

         Inter-segment sales                                                        2,760                      2,928

                                                                                   27,560                     29,015

         Corporate and others

         External sales                                                             7,571                      7,952

         Inter-segment sales                                                        3,518                      4,841

                                                                                   11,089                     12,793

         Elimination of inter-segment sales                                      (94,311)                  (112,449)

         Turnover                                                                 140,628                    160,314

         Other operating revenues

         Exploration and production                                                 2,373                      2,479

         Refining                                                                     970                        960

         Marketing and distribution                                                    49                        103

         Chemicals                                                                  1,971                      1,598

         Corporate and others                                                         206                        366

         Other operating revenues                                                   5,569                      5,506

         Turnover and other operating revenues                                    146,197                    165,820

         Result


                                                                                     Six-month periods ended 30 June

                                                                                     2002                       2001

                                                                             RMB millions               RMB millions

                                                                                                         (unaudited)

         Operating profit

         By segment

         - Exploration and production                                               6,610                     12,169

         - Refining                                                                 1,589                      2,776

         - Marketing and distribution                                               3,283                        974

         - Chemicals                                                                (476)                        186

         - Corporate and others                                                     (299)                        353

         Total operating profit                                                    10,707                     16,458

         Share of profits less losses from investments accounted for under the equity method

         - Exploration and production                                                  52                        136

         - Refining                                                                   (6)                        (3)

         - Marketing and distribution                                                   7                         74

         - Chemicals                                                                  (8)                       (19)

         - Corporate and others                                                        45                          2

         Aggregate share of profits less losses from                                   90                        190
         investments accounted for under the equity method

         Finance costs

         Interest expense                                                         (2,263)                    (2,966)

         Interest income                                                              130                        739

         Foreign exchange losses                                                    (259)                      (103)

         Foreign exchange gains                                                        31                        277

         Net finance costs                                                        (2,361)                    (2,053)

         Investment income                                                             42                         82

         Profit from ordinary activities before taxation                            8,478                     14,677

         Taxation                                                                 (2,594)                    (4,095)

         Profit from ordinary activities after taxation                             5,884                     10,582

         Minority interests                                                         (451)                      (607)

         Profit attributable to shareholders                                        5,433                      9,975

(C) Differences between interim financial statements prepared under the PRC Accounting Rules and Regulations and IFRS

         Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:


(i)      Depreciation of oil and gas properties

         Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IFRS, oil and gas properties are depreciated on the unit of production method.

(ii)     Capitalisation of general borrowing costs

         Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

(iii)    Acquisition of Sinopec National Star

         Under the PRC Accounting Rules and Regulations, the acquisition of Sinopec National Star (the "Acquisition") is accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.

         Under IFRS, as the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the Acquisition have been restated to include the financial statements and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group is treated as an equity transaction.

(iv)     Revaluation of land use rights

         Effective 1 January 2002, land use rights are carried at historical cost less amortisation under IFRS. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve previously, was eliminated during the period. Under the PRC Accounting Rules and Regulations, the land use rights are carried at revalued amount.

(v)      Impairment losses of long-lived assets

         Under the PRC Accounting Rules and Regulations and IFRS, impairment charges are recognised when the carrying amount of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (i) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are different from the amounts recorded under IFRS.

(vi)     Dividends

         Under the PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IFRS, dividends are recognised as a liability at its declaration date.

         Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net income are analysed as follows:

                                                                                      Six-month periods ended 30 June

                                                            Note                       2002                      2001

                                                                               RMB millions              RMB millions

                                                                                       Note

Net income under the PRC Accounting Rules and Regulations                             4,504                     8,511

Adjustments:

Depreciation of oil and gas properties                      (i)                       1,211                     1,855

Capitalisation of general borrowing costs                   (ii)                         72                       235

Acquisition of Sinopec National Star                       (iii)                         58                        58

Revaluation of land use rights                              (iv)                          8                        --

Effects of the above adjustments on taxation                                          (420)                     (684)

Net income under the IFRS                                                             5,433                     9,975


         Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds are analysed as follows:


                                                                                  At 30 June           At 31 December

                                                             Note                       2002                     2001

                                                                                RMB millions             RMB millions

                                                                                        Note                     Note

Shareholders' fund under the PRC Accounting Rules and                                141,809                  139,039
Regulations

Adjustments:

Depreciation of oil and gas properties                       (i)                       8,012                    6,801

Capitalisation of general borrowing costs                    (ii)                        470                      398

Acquisition of Sinopec National Star                        (iii)                    (2,988)                  (3,046)

Revaluation of land use rights                               (iv)                      (832)                       --

Reversal of impairment losses on long-lived assets           (v)                       (113)                    (113)

Dividends                                                    (vi)                      1,734                    6,936

Effects of the above adjustments on taxation                                         (2,520)                  (2,346)

Shareholders' fund under IFRS                                                        145,572                  147,669

Note: The above figure is extracted from the interim financial statements prepared in accordance with IFRS which have been audited by KPMG.



(D)      Supplemental information for North American shareholders (unaudited)

         The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Differences which have a significant effect on profit attributable to shareholders and shareholders' funds are set out below. The US GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements. Such information have not been subject to independent audit or review.

(a)      Foreign exchange gains and losses

         In accordance with IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings.

(b)      Capitalisation of property, plant and equipment

         In the periods prior to those presented herein, certain adjustments arose between IFRS and US GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under US GAAP. For the periods presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c)      Revaluation of property, plant and equipment

         As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000 in connection with the Acquisition. Under IFRS, such revaluations result in an increase in shareholders' funds with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases.

         Under US GAAP, property, plant and equipment, including land use rights, are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' funds.

         Under IFRS, effective 1 January 2002, land use rights, which were previously carried at revalued amount, are carried at cost under IFRS. The effect of this change resulted in a decrease to revaluation reserve net of minority interests of RMB 840 million as of 1 January 2002. This revaluation reserve was previously included as part of the revaluation reserve of property, plant and equipment. This change under IFRS eliminated the US GAAP difference relating to the revaluation of land use rights. However, as a result of the tax deductibility of the revalued land use rights, the reversal of the revaluation reserve resulted in a deferred tax asset under IFRS.

         In addition, under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(d)      Impairment of long-lived assets

         Under IFRS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

         Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

         In addition, under IFRS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

         For the six-month period ended 30 June 2002, the US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IFRS.

(e)      Capitalised interest on investments in associates

         Under IFRS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(f)      Goodwill amortisation

         Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives.

         Under US GAAP, with reference to Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No.142 and annually thereafter. In connection with SFAS No.142's transitional goodwill impairment evaluation, the Group determined that no goodwill impairment existed as of the date of adoption. In addition, under US GAAP, negative goodwill of RMB11 million that existed at the date of adoption of SFAS No.142 was written off as a cumulative effect of a change in accounting principle.

The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:

                                                  Reference
                                                   in note
                                                    above                             Six-month periods ended 30 June

                                                                               2002                              2001

                                                                            US$                RMB                RMB
                                                                       millions           millions           millions

Profit attributable to shareholders under IFRS                              656              5,433              9,975

US GAAP adjustments:

Foreign exchange gains and losses                    (a)                      5                 38                 38

Capitalisation of property, plant and                (b)                      1                  6                  6
equipment

Depreciation on revalued property, plant and         (c)                    252              2,085              2,099
equipment

Disposal of property, plant and equipment            (c)                     20                166                 30

Reversal of impairment of long-lived assets,         (d)                      4                 30                 32
net of depreciation effect

Capitalised interest on investments in               (e)                      7                 63                 --
associates

Goodwill amortisation for the period                 (f)                     --                  3                 --

Cumulative effect of adopting SFAS No. 142           (f)                      2                 11                 --

Deferred tax effects of US GAAP adjustments                                (88)              (730)              (668)

Profit attributable to shareholders under                                   859              7,105             11,512
US GAAP

Basic and diluted earnings per share under                              US$0.01            RMB0.08            RMB0.14
US GAAP

Basic and diluted earnings per ADS under                                US$0.99            RMB8.19           RMB13.72
US GAAP*


In accordance with SFAS No.142's transitional disclosures requirements, a reconciliation of reported net income under US GAAP to adjusted net income under US GAAP is presented below.

                                                                                      Six-month periods ended 30 June

                                                                           2002                                  2001

                                                                US$ millions         RMB millions        RMB millions

Net income under US GAAP                                                 859                7,105              11,512

Add:Goodwill amortisation                                                 --                   --                   4

Less:Amortisation of negative goodwill                                    --                   --                 (1)

Adjusted net income under US GAAP                                        859                7,105              11,515

Basic and diluted earnings per share under US GAAP                   US$0.01              RMB0.08             RMB0.14

Basic and diluted earnings per ADS under US GAAP*                    US$0.99              RMB8.19            RMB13.72

Adjusted income before  cumulative effect of a change in                 857                7,094              11,515
accounting principle


* Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.


The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:

                                                Reference in                                           At 31 December
                                                 note above                        At 30 June 2002               2001

                                                                             US$               RMB                RMB
                                                                        millions          millions           millions

Shareholders' funds under IFRS                                            17,587           145,572            147,669

US GAAP adjustments:

Foreign exchange gains and losses                   (a)                     (56)             (466)              (504)

Capitalisation of property, plant and               (b)                      (4)              (30)               (36)
equipment

Revaluation of property, plant and equipment        (c)                  (2,506)          (20,746)           (23,837)

Deferred tax adjustments on revaluations            (c)                      770             6,371              7,309

Reversal of impairment of long-lived assets         (d)                     (77)             (637)              (667)

Capitalised interest on investments in              (e)                       16               133                 70
associates

Goodwill                                            (f)                        2                14                 --

Deferred tax effects of US GAAP adjustments                                   40               329                367

Shareholders' funds under US GAAP                                         15,772           130,540            130,371


Note:    United States dollar equivalents

         For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB8.2771 being the noon buying rate in New York City on 28 June 2002 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

8.       COMPLIANCE WITH THE CODE OF BEST PRACTICE

         The directors of Sinopec Corp. are not aware of any information which shows Sinopec Corp. fails to, now or at any time within the six months ended on 30 June 2002, comply with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

         The Audit Committee of the Board of Sinopec Corp. convened a meeting on 15 August 2002, and reviewed the audited interim accounts of Sinopec Corp. for the reporting period.


9.       PURCHASE, SALE AND REDEMPTION OF SHARES

         During the first six months of 2002, neither Sinopec Corp. nor any of its subsidiaries purchased, sold or redeemed any securities of Sinopec Corp.


10. Employment & Dismissal OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGErs and their interests IN THE SHARE CAPITAL

         During the reporting period, none of the directors or supervisors or senior managers or any of their spouses or children under the age of 18 had any interest in any shares or debentures of Sinopec Corp. (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which are required to be entered in the register referred to therein, or any interests in warrants to subscribe for shares in Sinopec Corp. which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of supervisors, which would be required to be notified as described above if they had been directors.

         During the reporting period, there was neither employment of new directors, supervisors or senior management nor dismissal of any directors, supervisors or senior management.

11.      DOCUMENTS FOR INSPECTION

         The following documents will be available for inspection during normal business hours at the legal address of Sinopec Corp. from 16 August 2002 (Friday) by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the Company Law and the regulations of the PRC:

         11.1 The original interim report for the first half of 2002 signed by the Chairman of Sinopec Corp.;

         11.2 The original audited accounts and audited consolidated accounts of Sinopec Corp. prepared in accordance with IFRS and the PRC Accounting Rules and Regulations for the period ended 30 June 2002 signed by the Chairman, the President and Chief Financial Officer of Sinopec Corp.;

         11.3    The original financial statements signed by the auditors;

         11.4 The Articles of Association of Sinopec Corp. (as amended after the annual general meeting on 13 June 2002);

         11.5 All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.


                                                          By Order of the Board
                                                                     Li Yizhong
                                                                       Chairman
                                                                 Beijing, China
                                                                 16 August 2002


This announcement is prepared in both Chinese and English. In the event of any discrepancy in interpretation, the Chinese version shall prevail.


Details of Sinopec Corp.'s interim results announcement containing all the information as required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules (both paragraphs inclusive) will be available at the website of The Stock Exchange of Hong Kong Limited as when appropriate.